October 21, 2024

Axonic Alternative Income Fund

Supplement to Prospectus dated February 28, 2024

This supplement amends certain information in the Prospectus (the “Prospectus”), dated February 28, 2024, as supplemented, of Axonic Alternative Income Fund. Unless otherwise indicated, all other information included in the Prospectus, or any previous supplements thereto, that is not inconsistent with the information set forth in this supplement, remains unchanged.

Effective immediately, the section entitled “ERISA PLANS AND OTHER TAX-EXEMPT ENTITIES” on page 6 of the Prospectus is deleted and replaced in its entirety with the following:

ERISA PLANS AND OTHER TAX-EXEMPT ENTITIES

Investors subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and other tax-exempt entities, including employee benefit plans, individual retirement accounts (“IRAs”), 401(k) plans and Keogh plans, may purchase Shares. Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of the ERISA plans investing in the Fund for purposes of ERISA’s fiduciary responsibility and prohibited transaction rules. Thus, neither the Fund nor the Adviser will be a fiduciary within the meaning of ERISA with respect to the assets of any ERISA plan that becomes a Shareholder, solely as a result of the ERISA plan’s investment in the Fund.

Investors Should Retain this Supplement for Future Reference